Filed Pursuant to Rule 424(b)(3)

Registration No. 333-199183

Prospectus Supplement dated May 27, 2016

(To Prospectus dated October 6, 2014)

Hawaiian Electric Industries, Inc.

Dividend Reinvestment and Stock Purchase Plan

As previously announced, on December 3, 2014, Hawaiian Electric Industries, Inc. (“HEI”) and NextEra Energy, Inc. (“NextEra”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) under which the two companies would combine (the “Merger”).

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Pursuant to the Merger Agreement, HEI will be required to suspend purchases under the Dividend Reinvestment and Stock Purchase Plan (the “HEI Plan”) in connection with the Merger. The suspension will become effective upon HEI’s filing of a Form 8-K announcing the suspension (the “Suspension Date”).

•	The HEI Plan will be terminated effective upon completion of the Merger (the “Termination Date”).

•	Following suspension of the HEI Plan, HEI will provide further information regarding the effect of the Merger and the termination of the HEI Plan on HEI Plan accounts.

I. Suspension of the Plan

Effective on the Suspension Date, participants will not be able to exercise any rights to purchase shares of HEI common stock under the HEI Plan.

Dividend Reinvestment.  Once the HEI Plan has been suspended, existing shareholders will not be permitted to have dividends automatically reinvested in additional shares of HEI common stock under the HEI Plan. Instead, HEI Plan participants will receive a check or direct deposit (if already enrolled), for any cash dividends paid on shares of HEI common stock held on the applicable record date, irrespective of a prior election to have such distributions automatically reinvested.

Optional Cash Investment.  Once the HEI Plan has been suspended, existing shareholders and new investors also will not be permitted to purchase HEI common stock through optional cash investments under the Plan.

Previously Acquired Shares. The suspension will not affect shares of HEI common stock acquired under the HEI Plan prior to the suspension. HEI Plan participants will continue to be able to sell and transfer common stock held in the HEI Plan until several days before the Termination Date.

Account Access. The suspension will not affect account access, and plan participants will continue to be able to access their accounts throughout the suspension.

II. Termination of the HEI Plan

Effective upon completion of the Merger, the HEI Plan will be terminated. HEI will provide further information regarding the effect of termination on accounts under the HEI Plan.

III. Further Information

For further information, please contact the Plan Administrator, which is the Shareholder Services Division of HEI, toll free at 1-866-672-5841 or on Oahu at 808-532-5841. Representatives are available Monday through Friday from 7:30 a.m. to 3:30 p.m. Hawaii Time.

Any questions regarding the termination of the Plan should be submitted to the Plan Administrator as follows:

Email:  invest@hei.com

Telephone:

1-866-672-5841 Toll-Free

808-532-5841 (Oahu)

Representatives are available Monday through Friday from 7:30 a.m. to 3:30 p.m. Hawaii Time.

Written correspondence:

Hawaiian Electric Industries, Inc.

Attention:  Dividend Reinvestment and Stock Purchase Plan

P.O. Box 730

Honolulu, HI  96808-0730

THE PROSPECTUS FOR THE HEI PLAN HAS BEEN PROVIDED TO YOU PREVIOUSLY. YOU CAN REQUEST ANOTHER COPY BY CONTACTING THE PLAN ADMINISTRATOR AT THE ADDRESS, TELEPHONE NUMBER OR EMAIL ADDRESS ABOVE.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “predict,” and “target” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. HEI cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE’s or HEI’s plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI’s bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the “Risk Factors” section of HEI’s or NEE’s most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the definitive proxy statement/prospectus that is included in the Registration Statement on Form S-4 that NEE has filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in HEI’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and HEI undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.